Mail Stop 3561

December 11, 2007

By U.S. Mail and facsimile to (918) 573-5942

Steven J. Malcolm
Chairman, President and Chief Executive Officer
The Williams Companies, Inc.
One Williams Center
Tulsa, OK 74172

>   **Re: The Williams Companies, Inc.**
>   **Definitive 14A**
>   **Filed April 10, 2007**
>   **File No. 1-4174**

Dear Mr. Malcolm:

We have reviewed your response letter dated October 18, 2007 and have the following comments. Please respond to our comments by December 26, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Material Elements of the Executive Compensation Program, page 15

1. We note your response to comment 6 in our letter dated August 21, 2007. In future filings, please identify the components of the survey data to the extent that information differs from the companies included in the comparator group and you benchmark against that information.

2. We note your response to comment 8 in our letter dated August 21, 2007 and we reissue that comment with respect to disclosure of the performance targets for long-term incentives. Please include analysis specifying why you have not disclosed the long-term incentive performance targets.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

cc: James J. Bender (via facsimile to (918) 573-5942
Senior Vice President and General Counsel